UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 24, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐              No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a Stock Exchange Announcement dated 24 July 2019 entitled ‘VODAFONE & O2 FINALISE 5G NETWORK AGREEMENT IN UK’

RNS: 5329G

Vodafone Group Plc

24 July 2019

24 July 2019

VODAFONE AND O2 FINALISE 5G NETWORK AGREEMENT IN THE UK

•    Agreement reached to speed up 5G roll-out with new site sharing across the UK.

•    Each party have also agreed to greater 5G autonomy for 2,700 sites in larger cities.

•    Proceeding to explore potential monetisation options for the parties’ 50:50 jointly owned passive tower infrastructure.

Vodafone Limited (“Vodafone”) and O2 Telefónica UK Limited (“O2”) today announced that they have agreed to share 5G active equipment, such as radio antennas, on joint network sites across the UK. This means more people will get 5G sooner, helping to build a competitive digital economy and encouraging innovative new services that use 5G’s speed and greater reliability.

Network sharing reaps the benefits of 5G and at the same time reduces the impact on the environment and lowers roll-out costs allowing more investment in services for customers.

Vodafone and O2 have also agreed to greater 5G network autonomy on approximately 2,700 sites in 23 of the UK’s larger cities, representing just over 16% of combined mast sites. This is in addition to London - previously announced in 2018 - bringing the total number of autonomous sites to 25%. It gives both parties more flexibility to meet the needs of their customers and deploy future network technologies. At these sites, each party will install their own radio equipment, fibre ‘backhaul’ connection and power supply, whilst continuing to limit the environmental impact by sharing the physical elements such as the mast.

Today’s agreement will see Cornerstone, the 50:50 joint venture company that owns and manages the parties’ passive tower infrastructure, take an additional role in the deployment of both networks and look to capture further operational efficiencies. In addition, Vodafone and O2 will now proceed to explore potential monetisation options for Cornerstone.

Nick Jeffery, CEO, Vodafone UK, said:  “We’re driving our 5G roll-out forward with this agreement, and taking our customers, our business and the whole of the UK with us. Greater autonomy in major cities will allow us to accelerate deployment, and together with active network sharing, ensures that our customers will get super-fast 5G in even more places more quickly, using fewer masts. We can boost capacity where our customers need it most so they can take full advantage of our new unlimited plans. And it demonstrates our commitment to further invest in our multi-billion pound network in the years to come, helping the UK become a digital pioneer.”

Mark Evans, CEO, Telefónica UK, said: “Today is an important step in demonstrating our commitment to invest for the future, with mobile connectivity one of the UK’s most powerful opportunities to strengthen the economy and improve the lives of British people. This agreement will enable us to roll-out 5G faster and more efficiently, benefiting customers while delivering value for our business.  It also importantly allows us to utilise the spectrum we acquired in the last auction very effectively.”

- ends -

For further information:

Vodafone UK Media Relations

Tel:  01635 693 693

@VodafoneUKComms

O2

O2 press office

Tel:  01753 565656

pressoffice@o2.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 24, 2019	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary